UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-39693

Triterras, Inc.
(Name of registrant)

9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amendments to the Registrant’s Code of Ethics.

On April 28, 2022, the Audit Committee of the Board of Directors of Triterras, Inc. (the “Company”) approved amendments to its Code of Business Conduct and Ethics (as amended, the “Code”) to, among other things, update certain procedures related to the application of the Code and to improve the clarity of the Code. The foregoing description of the Code is qualified in its entirety by reference to the full text of the Code, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The Code is also available on the Company’s website at www.triterras.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 5, 2022	TRITERRAS, INC.

	By:	/s/ Srinivas Koneru
		Name:	Srinivas Koneru
		Title:	Executive Chairman and Chief Executive Officer

Exhibit No.	Description

99.1	Triterras Inc. Code of Business Conduct and Ethics, as amended on April 28, 2022.